


06004544

SECUR.................SION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2006

SEC FILE NUMBER
8- 42864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2005____ AND ENDING__December 31, 2005__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:_The_ David A. Poff, Co., Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

__3101 S. Kimbrough, Suite C__
                    (No. and Street)

__Springfield,__   __Missouri__   __65807__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__David A. Poff__   __(417) 863-0111__
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Mechsner & Company, L.L.C.__
          (Name – _if individual, state last, first, middle name_)

__Post Office Box 14710__	__Springfield__	__Missouri__	__65814__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___David A. Poff_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___David A. Poff Company, Inc._____ , as of ___December 31_____, 20 _05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID A. POFF COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

For theYear Ended December 31, 2005

TABLE OF CONTENTS

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374   Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
David A. Poff Company, Inc.

We have audited the accompanying balance sheet of David A. Poff Company, Inc. (an S-Corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David A. Poff Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12 and 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mechsner & Company, LLC

Mechsner & Company, LLC
Springfield, Missouri
February 22, 2006

Member of American Institute of Certified Public Accountants

DAVID A. POFF COMPANY, INC.
BALANCE SHEET
December 31, 2005

ASSETS		
Cash	$	1,067
Cash equivalents		14,628
Investments		488,310
Commissions receivable		2,074
Note receivable-stockholder		14,500
Note receivable		18,000
TOTAL ASSETS	$	538,579
LIABILITIES		
Commissions payable	$	0
TOTAL LIABILITIES	$	0
STOCKHOLDER'S EQUITY		
Common stock, $10 par value,		
1,000 shares authorized,		
1000 shares issued & outstanding	$	10,000
Additional paid-in capital		1,173
Retained earnings		527,406
TOTAL STOCKHOLDER'S EQUITY	$	538,579
TOTAL LIABILITIES AND		
STOCKHOLDER'S EQUITY	$	538,579

DAVID A. POFF COMPANY, INC.
STATEMENT OF INCOME
For the Year ended December 31, 2005

REVENUE		
Commissions	$	30,696
Trailers		30,991
Representative fees		1,450
Dividend income		40,263
Trading gains and losses-net		3,173
Rent income		1,700
TOTAL REVENUE		108,272
OPERATING EXPENSES		
Commissions-stockholder	$	17,815
Commissions-other		11,206
Rep fees		1,680
Regulatory fees and expenses		700
Occupancy		10,446
Other		4,256
TOTAL OPERATING EXPENSES		46,103
NET INCOME	$	62,169

DAVID A. POFF COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year ended December 31, 2005

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance December 31, 2004	840	$ 8,400	$ 74	$ 465,237	$ 473,711
Stock issued	160	1,600			1,600
Capital contributed			1,099		1,099
Net income				62,169	62,169
Balance December 31, 2005	1,000	$10,000	$ 1,173	$ 527,406	$ 538,579

See accompanying notes.

4

DAVID A. POFF COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss) $ 62,169

Adjustments to reconcile Net Income
  (Loss) to net Cash provided by
  (used in) operating activities:
Unrealized (Gains) Losses   869
Realized (Gains) Losses   (4,042)

Decrease (Increase) in Operating Assets:
Commissions Receivable   (2,074)

Increase (Decrease) in Operating Liabilities:
Commissions Payable   (6)
Total Adjustments   (5,253)
  Net Cash Provided By (Used in)
  Operating Activities   56,917

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Investments   (77,031)
Net Proceeds from Sale of Investments   24,094
Notes Receivable Increase   (18,000)
  Net Cash Provided By (Used In)
  Investing Activities   (70,937)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Stock Issued   1,600
Additional Paid-in Capital   1,099
  Net Cash Provided By (Used In)
  Financing Activities   2,699

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS   (11,321)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   27,016

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 15,695

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Activity

David A. Poff Company, Inc. was organized as a brokerage company on
June 12, 1990 and is incorporated under the laws of the state of
Missouri. The Company operates as an introducing broker-dealer in
making contracts and selling stocks and other securities.

Basis of Accounting

The books and records of the Company are kept on the accrual basis of
accounting for financial reporting purposes. Therefore, revenues are
recognized when earned and expenses are recognized when incurred.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers
all deposits which may be withdrawn or for which additional deposits
may be made at any time without penalty or notice to be cash
equivalents. During 2005, there were no non-cash financing and
investing activities and no amounts paid for interest or taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America
requires management to make estimates and assumptions that affect the
reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during
the reporting period. Actual results could differ from those
estimates.

DAVID A. POFF COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year ended December 31, 2005

NOTE B - CASH EQUIVALENTS

Cash equivalents consisted of mutual funds and are stated in the
financial statements at fair market value. Cost and approximate
market value at December 31, 2005 are as follows:

	Cost	Market
Cash Equivalents		
Oppenheimer	$ 14,628	$ 14,628

NOTE C - INVESTMENTS

Investments consisted of a mutual fund with Scudder Investments, a
variable rate annuity with Mass Mutual and investments in rare coins.
The investments are classified as trading securities and investments.
Unrealized holding gains and losses are included in the income
statement. Cost and approximate market value at December 31, 2005
are as follows:

	Cost	Market
Investments		
Scudder	$ 63,911	$ 63,041
Mass Mutual	$ 321,243	$ 401,379
Old Coins	$ 23,890	$ 23,890
	$ 409,044	$ 488,310

NOTE D - NOTES RECEIVABLE

The note receivable-stockholder at December 31, 2005 is a non-
interest bearing promissory note, due upon demand and is guaranteed
by The Springfield Financial Center, Inc.

The note receivable at December 31, 2005 is a non-interest bearing
promissory note, due upon demand, personally guaranteed by the
borrower.

NOTE E -. INCOME TAXES

The Company, with the consent of its shareholders, has elected under
the Internal Revenue Code to be a S Corporation. In lieu of
corporation income taxes, the shareholders of a S Corporation are
taxed on their proportionate share of the Company's taxable income.
Therefore, no provision or liability for federal income taxes has
been included in the financial statements.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net
Capital Rule (rule 15c3-1), which requires the maintenance of minimum
net capital and requires that the ratio of aggregate indebtedness to
net capital, both as defined, shall not exceed 15 to 1 (and the rule
of the "applicable" exchange also provides that equity capital may
not be withdrawn or cash dividends paid if the resulting net capital
ratio would exceed 10 to 1). At December 31, 2005, the Company had
net capital of $425,907 in excess of its required net capital of
$5,000.

SUPPLEMENTARY INFORMATION

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374   Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
David A. Poff Company, Inc.

In planning and performing our audit of the basic financial statements of David A. Poff Company, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. For determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in detemining the nature, timing, and extent of the procedures to be performed in our audit of the basic financial statements of David A. Poff Company, Inc. for the year ended December 31, 2005 and this report does not affect our report thereon dated February 22, 2006.

Because of a limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregulatities could exist and not be promptly detected. This weakness is a common weakness found in smaller organizations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of managment, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mechsner & Company, LLC
Springfield, Missouri
February 22, 2006

DAVID A. POFF COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
For the Year Ended December 31, 2005

NET CAPITAL

Total stockholders' equity	$ 538,579
Stockholders' equity not allowed for net capital	(32,500)
Stockholders' equity qualified for net capital	506,079
Additions	-
Deductions	-
Net capital before haircuts or securities positions	506,079
Haircuts on securities	(75,172)
NET CAPITAL	$ 430,907

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$ 5,000
Net capital available	430,907
Excess net capital	$ 425,907
Excess net capital at 1000% of debt	
(Net capital less 10% of debt)	$ 425,907

COMPUTATION OF AGGREGATE INDEBTEDNESS

Percent of aggregate indebtedness to net capital	.000%

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET
CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

DAVID A. POFF COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
For the Year ended December 31, 2005

David A. Poff Company, Inc. is exempt under SEC Rule 15c3-3.